Rama Padmanabhan

+1 858 550 6024

rama@cooley.com

January 7, 2020

Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synthorx, Inc.

Schedule 14D-9 filed by Synthorx, Inc. on December 23, 2019

File No. 005-90741

Dear Mr. Panos:

On behalf of Synthorx, Inc. (the “Company”), we are responding to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 31, 2019, relating to the above referenced Schedule 14D-9 filed with the Commission on December 23, 2019 (the “Schedule 14D-9”).

In connection with the Company’s responses to the Comment Letter, the Company is filing via EDGAR an amendment to the Schedule 14D-9 on the date of this response letter.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the response to such comment. In addition, the number of the paragraph below corresponds to the number of the comments in the Comment Letter, which, for your convenience, we have incorporated into this response letter. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 3. Past contacts, Transactions, Negotiations, and Agreements, pages 2-13

1.

The beneficial ownership table in footnote (5) on page 4 states that certain entities “may be deemed to have beneficial ownership” of certain shares held by Avalon Ventures and Avalon SPV. Use of the term “deemed” in this context, however, is not synonymous with the term “considered.” As such, “deemed” not only has a distinguishable meaning, but also serves a specific legal purpose that ultimately results in the term intentionally only appearing within the regulatory text of Rule 13d-3(b) and Rule 13d-3(d) (which subparagraphs, together with subparagraph (a), determine, but do not define, who is a beneficial owner). Accordingly, if such entities beneficially own such shares, please delete the “may be deemed” qualification to remove the implication that a legal question or doubt exists as to whether those entities (and, by virtue of his shared voting and investment power, Jay Lichter) are in fact the beneficial owners of such shares.

Response: In response to the Staff’s comment, the Company has revised footnote (5) on page 4 of the Schedule 14D-9 to delete the “may be deemed” qualification.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

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U.S. Securities and Exchange Commission

January 7, 2020

Page Two

2.

We note the following statement: “The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about Synthorx in Synthorx’s public reports filed with the SEC.” Because the Merger Agreement was filed as an exhibit to the Schedule 14D-9, please revise such disclosure to remove any implication that the Merger Agreement and the summary thereof do not constitute public disclosure. Please make conforming changes as necessary throughout this paragraph. See Exchange Act Release No. 34-51283 (March 1, 2005).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Schedule 14D-9 to remove any implication that the Merger Agreement and the summary thereof do not constitute public disclosure.

Item 4. The Solicitation or Recommendation, pages 13-34

3.

The disclosure on page 13 states that “our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.” Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state Synthorx’s position with respect to the Offer or alternatively clarify that the Board’s recommendation is being made on behalf of Synthorx. See Item 1000(f) of Regulation M-A for a definition of the term “subject company” in the context of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Schedule 14D-9 to make clear that the Board, on behalf of the Company, unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

4.

The disclosure regarding Company A’s unsolicited offer for $70.00 in cash per share and the Board’s response thereto appears incomplete. Please supplement such disclosure to indicate whether, as of the date the Schedule 14D-9 was filed, (1) the Board took any of the additional actions permitted to be taken in response to a Superior Offer by Section 5.3(c) of the Merger Agreement and (2) Company A took any further action with respect to its unsolicited offer or the Board’s response thereto.

Response: In response to the Staff’s comment, the Company has revised page 20 of the Schedule 14D-9 to indicate that, as of the date of the Schedule 14D-9,(1) the Board did not take any of the additional actions permitted to be taken in response to a Superior Offer by Section 5.3(c) of the Merger Agreement and (2) Company A did not take any further action with respect to its unsolicited offer or the Board’s response thereto.

5.

Notwithstanding the heading titled “Reasons for Recommendation,” we note the disclosure that the Board “considered a number of factors” and that the “Board collectively reached the unanimous conclusion to approve the Merger Agreement and the Transactions in light of these various factors.” Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, specifically require that reasons (as distinguished from factors) be disclosed. Please revise accordingly.

Response: In response to the Staff’s comment regarding the section titled “Reasons for Recommendations,” the Company has revised the disclosures on page 20 of the Schedule 14D-9 to reference reasons, rather than factors.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission January 7, 2020 Page Three

6.

The disclosure on pages 24 and 25 indicates that the Projections contain non-GAAP financial measures, and that reconciliations of such non-GAAP measures to GAAP measures would not be feasible. Please advise us how these disclosures comply with Rule 100 of Regulation G or, alternatively, explain to us why compliance is not required.

Response: The Company respectfully advises the Staff that the Company considered the applicability of Rule 100(a) of Regulation G to the disclosure regarding the Projections on page 24 and 25 of the Schedule 14D-9, but concluded for the following reasons that Regulation G does not apply to such disclosure and therefore, a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measures calculated and presented in accordance with GAAP is not required.

The Company notes the Projections are included in the Schedule 14D-9 because they were provided to Centerview, the Company’s financial advisor, for the purpose of rendering the fairness opinion issued by Centerview in connection with this transaction, and are being disclosed in order to comply with Item 1015 of Regulation M-A. The Company respectfully refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff explained that, so long as financial measures are included in forecasts provided to a financial advisor for the purpose of rendering an opinion that is materially related to the applicable business combination transaction, and the forecasts are being disclosed to comply with Item 1015 of Regulation M-A (or certain other requirements of law), then such financial measures would be excluded from the definition of non-GAAP financial measures and thus would not be subject to Item 10(e) of Regulation S-K and Regulation G.

7.

The disclosure on page 27 indicates that Synthorx provided Centerview with certain Internal Data. Please advise us if this Internal Data is different from the Projections disclosed on pages 25 and 26. If such Internal Data is different, please advise us what consideration Synthorx has given to disclosing such Internal Data.

Response: In response to the Staff’s comment, the Company confirms that the Internal Data first referenced on page 27 of the Schedule 14D-9 is comprised of the Projections, the information in the table below the Projections used in the calculation of the unlevered free cash flows, information about outstanding and projected shares and equity awards used to calculate shares outstanding using the treasury stock method and certain additional information provided by management of the Company. The Company (i) has disclosed a summary of the only prospective financial information provided to Centerview, the Company’s financial advisor, for the purpose of rendering the opinion issued by Centerview to the Board on December 6, 2019 described under “—Opinion of Centerview Partners LLC” and (ii) considered the materiality of the Internal Data in preparing the Schedule 14D-9 and included disclosure of all of the material data.

Item 6. Interest in Securities of the Subject Company, page 34

8.

Please advise us how Synthorx concluded that the representation “[n]o transactions with respect to our Shares have been effected [ ] during the [past] 60 days….except for the following purchases” is not inconsistent with the disclosure on page 6 regarding the December 17 and 18, 2019 grants of equity awards to Drs. Leveque, Milla and Shawver.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Schedule 14D-9 to include a reference to the equity awards granted to Drs. Leveque, Milla and Shawver on December 17 and 18, 2019. In addition, the Company has revised the disclosure to refer to option net exercises by Drs. Leveque, Milla and Shawver that occurred on December 30, 2019.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission January 7, 2020 Page Four

Item 8. Additional Information, pages 35-40

9.

Please refer to the following statement: “This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL [    ].” Although you may include disclaimers concerning the nature of a summary, the summary should not contain omissions of material fact. Please confirm that no such omissions exist, or revise the disclosure as appropriate.

Response: In response to the Staff’s comment, the Company confirms that no such material omissions exist.

*    *     *

Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6024 with any questions or further comments regarding our response to the Comment.

Sincerely,

/s/ Rama Padmanabhan
Rama Padmanabhan, Esq.
Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.

Barbara L. Borden, Esq., Cooley LLP

Kenneth J. Rollins, Esq., Cooley LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com